[redacted]

10026850

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Long Island Investors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza - Suite 201
(No. and Street)

Jericho	New York	11753-1673
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Juchem — 516 935-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

One Jericho Plaza	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Stephen J. Juchem**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Long Island Investors LLC**, as of **December 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. V.P. & CFO

Title

Notary Public

JO-ANNE BROCCOLO
Notary Public, State of New York
No. 4938754
Qualified in Queens County
Cert. Filed in Nassau County
Commission Expires July 25, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LONG ISLAND INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

BERDON

INDEPENDENT AUDITORS' REPORT

To the Members of
First Long Island Investors, LLC

We have audited the accompanying statement of financial condition of First Long Island Investors, LLC as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial position presents fairly, in all material respects, the financial position of First Long Island Investors, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

Jericho, New York
February 4, 2010

Berdon LLP
CPAs and Advisors

International Association of Practicing Accountants

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159
www.BERDONLLP.com

FIRST LONG ISLAND INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	383,092
Accounts receivable		187,250
Furniture and fixtures - at cost (net of accumulated depreciation of $88,650)		30,710
Cash surrender value of key man life insurance		209,951
	$	811,003

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES AND ACCRUED EXPENSES	$	14,012
MEMBERS' EQUITY (Net of members' loans of $115,342)		796,991
	$	811,003

The accompanying notes to statement of financial condition are an integral part of this statement.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

First Long Island Investors, LLC (the "Company") was organized on August 1, 1998 under Delaware State law. The Company is a diversified financial services firm rendering both investment management and advisory services and is registered with the United States Securities and Exchange Commission (SEC) as an investment advisor under the Investment Advisors Act of 1940. In addition, the Company is registered as a broker/dealer with the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA is the successor to the National Association of Securities Dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Accounts Receivable

The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection and existing economic conditions. Accounts receivable have been reduced for all known bad debts and allowances. No allowance for doubtful accounts was provided as of December 31, 2009, as management believed that there were no material, additional, probable losses at that date.

(b) Investment in Partnerships

The Company has an equity interest in several limited partnerships, which are recorded under the cost method. The Company was not required to make capital contributions into any of the partnerships and receives distributions only if the limited partners achieve certain returns. Accordingly, there were no distributions in 2009.

(c) Furniture and Fixtures

Furniture and fixtures is stated at cost. Depreciation is computed, using the straight-line method over the estimated useful lives of the assets, which ranges from five to seven years.

(d) Income Tax Policy

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code (IRC). Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

In September 2009, the Financial Accounting Standards Board finalized its guidance on accounting for uncertainty in income taxes recognized in a nonpublic company's financial statements and prescribed a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, guidance was provided on classification, interest and penalties, accounting in interim periods, and disclosure. Adoption of this guidance did not have a material impact on the Company's financial position, results of operations or cash flows. The Company's federal and state income tax returns for the years after 2005 remain subject to examination by the taxing authorities.

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements. Actual results could differ from those estimates.

(f) Member Loans

In accordance with GAAP, outstanding member loans that are not paid by the financial statement issuance date are offset against members' equity. As a result, the Company offsets $115,342 of outstanding member loans against members' equity as of December 31, 2009. The loans bear interest at the rate of 6% per annum, and require annual payments of interest and principal through 2012.

(g) Subsequent Events

The Company has evaluated subsequent events after December 31, 2009 through February 4, 2010, the date that the financial statements are considered available to be issued.

NOTE 3 - RETIREMENT PLAN

The Company maintains a defined contribution simplified plan under Section 401(k) of the IRC. All full-time employees are eligible for voluntary participation upon employment. Under this plan, employees may contribute up to 15% of their base pay, subject to IRC limitations. Contributions by employees are not taxable until retirement. The Company does not match the employee's contribution.

The Company also maintains a profit sharing plan. Contributions to this plan are discretionary and are determined by the Company's management. A portion of the contributions are invested in the FLI Select Equity Fund L.P. and FLI Partners Fund, funds managed by the Company, and a portion is held in interest-bearing cash accounts which are managed by the Company.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under noncancelable operating leases for the rental of office space, office equipment and automobiles. Generally, leases covering office space include renewal options and are subject to rent escalations based on increased operating costs and real estate taxes.

Future minimum rental payments required to be paid under these leases are as follows:

Year Ending December 31,	Amount
2010	$ 316,449
2011	324,008
2012	108,849
	$ 749,306

NOTE 5 - KEY MAN LIFE INSURANCE

The Company is the owner and beneficiary of a key man life insurance policy carried on the life of a member bearing an aggregate face value of $600,000. No loans are outstanding against the policy. There are no restrictions in the policy with regard to loans.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company receives management fees from various entities in which it has ownership interests. The fee is either a fixed amount or is based on a percentage of the entities' net asset value.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2009, the Company had net capital of $579,031, which was $574,031 in excess of its required net capital of $5,000. The Company's net capital ratio was .02 to 1.

BERDON

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
First Long Island Investors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of First Long Island Investors, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as the basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Berdon LLP
CPAs and Advisors

International Association of Practicing Accountants

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159
www.BERDONLLP.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Beldon LLP

Certified Public Accountants

Jericho, New York
February 4, 2010